SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of,	July	2006
Commission File Number	001-31395
Canadian Superior Energy Inc.

(Translation of registrant’s name into English)
3300 400 3rd Avenue SW, Calgary, Alberta, Canada T2P 4H2

(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:
Form 20-F ☐          Form 40-F ☑
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___

DOCUMENTS INCLUDED AS PART OF THIS REPORT
Document
1	Press release, dated July 25, 2006.

DOCUMENT 1

For Immediate Release	July 25, 2006
ERIK T. LARSEN, COPENHAGEN, DENMARK
JOINS CANADIAN SUPERIOR’S BOARD OF DIRECTORS
CALGARY, ALBERTA — (CCNMatthews — July 25, 2006) — Canadian Superior Energy Inc. (“Canadian Superior”) (TSX:SNG)(AMEX:SNG) of Calgary, Alberta is pleased to announce today the appointment of Erik T. Larsen of Copenhagen, Denmark to the Board of Directors of Canadian Superior. Mr. Larsen is the owner of Weibel Scientific A/S, an independent privately held Danish corporation, which he founded in 1977. Weibel Scientific A/S develops and manufactures state of the art velocity and position measurement instruments based on continuous wave Doppler principles using the latest radar, computer and software technologies for various customers world-wide including the NASA Space Shuttle Program.
Mr. Larsen is an accomplished physicist and businessman and holds a Masters in Physics from the Technical University of Copenhagen and a Masters in Business Administration from the Copenhagen University of Commerce.
In commenting on Mr. Larsen’s appointment to the Canadian Superior Board, Greg Noval, Board Chairman and Chief Executive Officer, said, “All of the directors, as well as the management and staff of Canadian Superior, are pleased to have Mr. Larsen join our Board. Canadian Superior is growing internationally and it is important for us at this juncture of our development to add additional strength to the Board to help guide our Company.”
Canadian Superior is a Calgary, Alberta, Canada based oil and gas exploration and production company with operations in Western Canada, offshore Trinidad and Tobago and offshore Nova Scotia. See Canadian Superior’s website at www.cansup.com to review Canadian Superior’s Western Canadian Operations, Trinidad and Tobago holdings and the Company’s offshore Nova Scotia interests.
This news release contains forward-looking information on future production, project start-ups and future capital spending. Actual results or estimated results could differ materially due to changes in project schedules, operating performance, demand for oil and gas, commercial negotiations or other technical and economic factors or revisions.
Statements contained in this news release relating to future results, events and expectations are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Corporation’s annual report on Form 40-F on file with the U.S. Securities and Exchange Commission.
FOR FURTHER INFORMATION RELATED TO CANADIAN SUPERIOR ENERGY INC. AND/OR THIS NEWS RELEASE, PLEASE CONTACT:
Canadian Superior Energy Inc.
Suite 3300, 400 – 3rd Avenue S.W.
Calgary, Alberta
Canada T2P 4H2
Investor Relations
Phone: (403) 294-1411
Fax: (403) 216-2374
www.cansup.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN SUPERIOR ENERGY INC.
(Registrant)

Date: July 28, 2006	By:	/s/ Ross A. Jones
		Name:	Ross A. Jones
		Title:	Chief Financial Officer